UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. ___)

                                  EQUICAP, INC.
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                   29441R 30 4
                                 (CUSIP Number)

                                  David Cantor
                           1 Portman House, Hue Street
                           St Helier, State of Jersey
                                 Channel Islands
                               +44(0) 1534 702414
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 28, 2005
         (Date of Event which Requires Filing Statement on Schedule 13D)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         David Cantor

-------- -----------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|


-------- -----------------------------------------------------------------------
3.       SEC USE ONLY

-------- -----------------------------------------------------------------------
4.       SOURCE OF FUNDS

         PF

-------- -----------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                               |_|

-------- -----------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED KINGDOM

-------- -----------------------------------------------------------------------
       NUMBER OF           7.   SOLE VOTING POWER.                  174,333*
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8.   SHARED VOTING POWER                 0
        OWNED BY           -----------------------------------------------------
          EACH             9.   SOLE DISPOSITIVE POWER              174,333*
       REPORTING           -----------------------------------------------------
      PERSON WITH          10.  SHARED DISPOSITIVE POWER            0
------------------------- ----- ------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         174,333*
-------- -----------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     |_|

-------- -----------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.6%*
-------- -----------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------
----------
* La Pergola Investments Ltd. is the record holder of 174,333 shares of the Company's Common Stock. David Cantor controls La Pergola Investments Ltd. and is therefore the original owner of those shares.

-------- -----------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         La Pergola Investments Ltd.

-------- -----------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                     (b) |_|

-------- -----------------------------------------------------------------------
3.       SEC USE ONLY

-------- -----------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC

-------- -----------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                             |_|

-------- -----------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Jersey, Channel Islands
------------------------- ----- ------------------------------------------------

      NUMBER OF            7.   SOLE VOTING POWER.                  174,333*
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8.   SHARED VOTING POWER                 0
        OWNED BY           -----------------------------------------------------
          EACH             9.   SOLE DISPOSITIVE POWER              174,333*
       REPORTING           -----------------------------------------------------
      PERSON WITH          10.  SHARED DISPOSITIVE POWER            0
-------- -----------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         174,333*
-------- -----------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   |_|

-------- -----------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.6%*
-------- -----------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------
----------
* Consists of 174,333 shares of the Company's Common Stock held by La Pergola Investments Ltd., which is controlled by David Cantor.

Item 1.  Security and Issuer.

          The name of the issuer is Equicap, Inc., a Nevada corporation ("Equicap"), which has its principal executive offices at 5528 Westcott Circle, Frederick, Maryland 21703. This statement relates to Equicap's common stock, $0.001 par value per share.

Item 2.  Identity and Background.

(a)-(f). This Schedule 13D is being filed by David Cantor, a citizen of the United States of America ("The Reporting Person"). The Reporting Person is the 100% owner of La Pergola Investments Ltd., a Jersey limited company which has its principal executive offices at 1 Portman House, Hue Street, St Helier, State of Jersey, Channel Islands.

          During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

            The Reporting Person received the securities covered by this statement pursuant to that certain Securities Purchase Agreement, dated December 28, 2005, by and among Equicap and the Purchasers listed on Exhibit A thereto ("Securities Purchase Agreement"). Pursuant to the Securities Purchase Agreement, the Reporting Person paid a sum of $137,900 in exchange for 174,333 shares of Equicap Common Stock (the "Shares").

Item 4.  Purpose of Transaction.

           The Reporting Person has acquired the Shares pursuant to the Securities Purchase Agreement as described in Item 3 above. In connection with the Securities Purchase Agreement, there were changes to Equicap's board of directors which were more fully described in an 8-K filed by Equicap on December 30, 2005.

           Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 174,333 shares of the Equicap's Common Stock, representing 17.6% of the outstanding shares of Equicap's Common Stock. The Reporting Person does not own any other securities of Equicap.

(b) The Reporting Person has the sole power to vote and dispose of the 174,333 shares.

(c) The Reporting Person did not effect any transactions in the issuer's securities within the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as disclosed herein and in the current report on Form 8-K filed by Equicap on December 30, 2005, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         None.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        Date:  January 6, 2006


                                                              /s/David Cantor
                                                              ---------------
                                                              David Cantor